Exhibit 99.1

Noranda and Falconbridge Issue Anticipated Timetable

Relating to Shareholder Votes for Amalgamation

Toronto, May 20, 2005 – Noranda Inc. (“Noranda”) (TSX: NRD.LV and NYSE: NRD) and Falconbridge Limited (“Falconbridge”) (TSX: FL) today issued an anticipated timetable to inform shareholders of the final steps required to complete the amalgamation of Noranda and Falconbridge.

On May 6, 2005, Noranda confirmed that 58,476,589 Falconbridge common shares were validly deposited under the offer to acquire the common shares of Falconbridge not already owned by Noranda, representing 78% of the shares held by minority shareholders. Subsequently, Noranda took up all shares validly deposited, increasing its ownership to 164,235,689, or approximately 91%, of the outstanding Falconbridge common shares.

In order to complete the amalgamation, the following steps are expected to be implemented, subject to prior approval by the Boards of Directors of both Noranda and Falconbridge:

June 6 to June 9, 2005	Filing and mailing of notices of the Special Meetings of Shareholders and a joint management information circular to Noranda and Falconbridge shareholders
June 30, 2005	Special Meetings of the Noranda shareholders and the Falconbridge shareholders to consider and vote on the proposed amalgamation of the two companies
On receipt of all necessary shareholder and regulatory approvals, amalgamation to be completed by the filing of articles of amalgamation forming the new merged company, NorandaFalconbridge Inc.

It is important to view this schedule as tentative, as it is based on several assumptions including Noranda and Falconbridge Boards of Directors’ approval of the terms and conditions of the proposed amalgamation and the proxy materials for mailing to shareholders. Noranda and Falconbridge will confirm and post on their combined website the key dates and the timetable as they become final.

Assuming the proposed steps are approved, the combined company, NorandaFalconbridge Inc., would have approximately 367 million common shares outstanding.

Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries. Noranda’s common shares are listed on The New York Stock Exchange (NRD) and the Toronto Stock Exchange (NRD.LV). Noranda’s website can be found at www.noranda.com.

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. It is also one of the world's largest recyclers and processors of metal-bearing materials. Falconbridge’s common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge’s website can be found at www.falconbridge.com.

Investor Information

This communication is being made in respect of the proposed amalgamation (the “Amalgamation”) involving Noranda and Falconbridge. In connection with the Amalgamation, a registration statement under the U.S. Securities Act of 1933 will be prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”), containing a joint management information circular to be delivered to Noranda and Falconbridge shareholders. If required, other documents will be filed with the SEC regarding the Amalgamation.

INVESTORS ARE URGED TO READ CAREFULLY THE JOINT MANAGEMENT INFORMATION CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at 416-982-7111.

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Noranda or Falconbridge, as applicable, to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports on Form 40-F filed with the Securities and Exchange Commission. Neither Noranda nor Falconbridge undertakes any obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Tracey Wise

Manager, Investor Relations

(416) 982-7178

Falconbridge Limited

tracey.wise@toronto.norfalc.com

Steven Douglas

Executive Vice-President and Chief Financial Officer

(416) 982-3554

Noranda Inc.

steve.douglas@toronto.norfalc.com